ProCentury Corporation
465 Cleveland Avenue
Westerville, Ohio 43082
August 17, 2007
Mr. Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549
Re:	ProCentury Corporation Form 10-K for the fiscal year ended December 31, 2006 File No. 0-50641
Dear Mr. Rosenberg:
     On behalf of ProCentury Corporation (the “Company”), set forth below is the Company’s response to the letter from the Staff of the Securities and Exchange Commission dated August 7, 2007 concerning the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006. For your convenience, each of the Staff’s comments is repeated in bold below, followed by the Company’s response.
     The Company intends to include the proposed revised disclosure set forth below in its future annual reports on Form 10-K, quarterly reports on Form 10-Q and any registration statements, to the extent such forms call for such disclosure (subject to minor editing and changes accounting for updated facts and circumstances).
Form 10-K for fiscal year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loss and Loss Expense Reserves, page 35
1.	Please refer to prior comment 4. Your proposed new disclosure does not appear to adequately explain the factors that caused favorable loss development in 2005 and 2004 for “other than construction defect” claims, which comprised the majority of your reserves at December 31, 2006 and produced favorable development of $2.4 million in 2005 and $3.2 million in 2004. Please provide an expanded discussion in a disclosure-type format of the factors underlying the decrease in number of claims and the improvement in claim severity for all periods presented. Also, you do not appear to discuss the expected future impact of “reasonably foreseeable fluctuations in variables” such as those underlying the $9.3 million of favorable loss development in 2006. Please provide this discussion in a disclosure-type format or state that you are unable to estimate the impact of reasonably likely variations in such factors as payment patterns, case incurred patterns, loss trends and pricing changes for “other than construction defect” claims.
Response: The Company will include the following proposed additional disclosure in its future filings with the Commission:
Property. Our change in estimates for the years ended December 31, 2006, 2005, and 2004 for the property lines resulted in decreases of $9.3 million, $2.4 million and $3.2 million, respectively.
When establishing our December 31, 2005 loss and loss expense reserves, we believed the accident year 2005 property loss ratio would be significantly impacted by claims activity resulting from Hurricanes Katrina, Rita and Wilma. In addition, due to the significantly higher claims per adjuster levels at the end of 2005 caused by the hurricane activity, we believed that there was a potential risk that case reserves would not be set as quickly as they would be with normal case loads, and, accordingly, believed a conservative approach was appropriate in setting our expected payment pattern and case incurred pattern for property business. At the end of 2005, we held property IBNR for losses and loss expenses of approximately $13.8 million. We expected approximately $8.64 million of reported incurred losses and loss expenses for the year 2006. During 2006, actual reported incurred losses and loss expenses were $3.42 million. As a result of the significantly better than expected loss emergence during 2006, the selected payment patterns and case incurred patterns were revised downward. As a result of the better than expected loss emergence and the revision to payment and case incurred patterns the IBNR for accident years 2005 and prior as of December 31, 2006 decreased to $1.85 million. These results, coupled with a corresponding reduction in claim handling costs yielded the overall reduction of $9.3 million in losses and loss expenses in 2006. It is difficult for us to predict whether the favorable loss development observed in 2006 will continue for any of our products in the future; however, we believe that the facts and circumstances surrounding the expected loss and loss expenses and resulting favorable development recorded in 2006 are not likely to contribute significantly to favorable development in the future.

During 2005 and 2004, we experienced $2.4 million and $3.2 million, respectively, of favorable development for our property lines. The favorable development resulted primarily from accident years 2002, 2003 and 2004 for our property products. Pricing and policy terms and conditions rapidly became more favorable for most of our products beginning in 2002. Many of the improvements in market conditions were difficult to quantify at the time of our original estimate of loss and loss expense reserves. Our significant growth in premium and exposures over this same time period made precise quantification of these changes more challenging because of the resulting mix changes, new risks underwritten for the first time, and uncertainty in whether the new risks would have similar emergence patterns as those reflected in our historical data. We appropriately reflected these significant changes in market conditions and risks in our initial carried reserves for this business for accident years 2002 through 2004. During 2005 and 2004, we regularly observed emergence of losses lower than expected for these accident years. This resulted in a re-evaluation and corresponding reduction in expected loss ratios used in the loss reserving analysis for these lines. The lower than expected emergence, lower expected loss ratios, and the natural progression of increased weighting on the incurred and paid development actuarial methods, as we were able to refine our reserving process though the increase in available information, caused the reserve estimate to decrease. In response to the reduction in actuarial estimates and consistent with our loss reserving processes, we released $2.4 million and $3.2 million of IBNR loss and LAE reserves during 2005 and 2004, respectively. The facts and circumstances which led to the favorable development for these accident years recorded in 2004 and 2005 did not lead to a significant amount of favorable development in 2006. It is difficult for us to predict whether such facts and circumstances will result in favorable development for any of our property products in the future. To the extent we experience major changes in market conditions or significant growth in premium or the type and quantity of risk for which we provide coverage in the future, our reserves will take such factors into account and we believe that fluctuations will occur in our estimate of ultimate reserve liabilities over time.
Results of Operations
Loss and Loss Expenses, page 42
2.	Please refer to prior comment 7. Your proposed new disclosure states that you use an independent actuarial firm primarily for the purpose of obtaining an opinion on your statutory reserves. Please provide an expanded description in a disclosure-type format of the role of this independent actuarial firm that more clearly indicates your non-reliance on their report in setting your GAAP reserves. Alternatively, remove all references to this firm in future filings.

Response: The Company will remove all references to the independent actuarial firm in its future filings with the Commission.
     The Company acknowledges that:
(a) The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
(b) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact me at (614) 823-6287 or John M. Gherlein at (216) 861-7398 or Janet A. Spreen at (216) 861-7564, each of Baker & Hostetler LLP, our outside counsel, with any questions or to discuss this letter.
Very truly yours,
PROCENTURY CORPORATION
By: /s/ Erin E. West
Erin E. West
Chief Financial Officer and Treasurer
cc:	John M. Gherlein Janet A. Spreen Edward F. Feighan

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